

March 17, 2011

William J. Carden
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, Texas 77057

>   **Re:**   **American Spectrum Realty, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **File No. 001-16785**

Dear Mr. Carden:

We have reviewed your response letters dated February 25, 2011 and March 11, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Note 15 – Subsequent Events, page 46

1.   We have read and considered your responses to comments 1(c) and four. While the value of the LLCs you hold an equity interest in may be considered immaterial, you should still account for it under the appropriate guidance. Please advise.

2.   In your letter dated March 11, 2011, we note that you plan to restate your financial statements to reflect, among other things, the consolidation of the managed properties. Please specifically identify the properties you plan to consolidate and provide us with a materiality analysis that reflects the impact of the consolidation of the managed properties on the financial statements in the previous quarters.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant